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Exhibit

Exhibit            Description

99                    Announcement on 2022/04/26: DENSO and USJC Collaborate on Automotive Power Semiconductors

Exhibit 99

DENSO and USJC Collaborate on Automotive Power Semiconductors

1. Date of occurrence of the event: 2022/04/26

2. Company name: Company name: United Semiconductor Japan Co., Ltd.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): subsidiaries

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence:

DENSO and USJC Collaborate on Automotive Power Semiconductors

An IGBT production line will be established at USJC, the Japan fab subsidiary of UMC

Kariya, Kuwana, Japan/Hsinchu, Taiwan, April 26, 2022 - DENSO Corporation, a leading mobility supplier, and United Semiconductor Japan Co., Ltd. (“USJC”), a subsidiary of global semiconductor foundry United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC”), today announced that the companies have agreed to collaborate on the production of power semiconductors at USJC’s 300mm fab in order to serve the growing demand in the automotive market.

An insulated gate bipolar transistor (IGBT) line will be installed at USJC’s wafer fab, which will be the first in Japan to produce IGBTs on 300mm wafers. DENSO will contribute its system-oriented IGBT device and process technologies while USJC will provide its 300mm wafer manufacturing capabilities to bring the 300mm IGBT process into mass production, scheduled to start in the first half of 2023. This collaboration is supported by the renovation and decarbonization program for indispensable semiconductors of Japan’s Ministry of Economy, Trade and Industry.

As the development and adoption of electric cars accelerate amid a global effort to reduce carbon emissions, the demand for semiconductors required in the electrification of vehicles is also rapidly increasing. IGBTs are core devices in power cards, serving as efficient power switches in inverters to convert DC and AC currents in order to drive and control electric vehicle motors.

“DENSO is very glad to be the member of first companies in Japan to start mass production of IGBTs on 300 mm wafers,” said Koji Arima, President of DENSO. “Semiconductors are becoming increasingly important in the automotive industry as mobility technologies evolve, including automated driving and electrification. Through this collaboration, we contribute to the stable supply of power semiconductors and electrification of automobiles.”

“As a key foundry player in Japan, USJC is committed to supporting the government’s strategy to boost domestic semiconductor production and the transition to more environmentally friendly electric vehicles,” said Michiari Kawano, President of USJC.

“We are confident that our foundry services certified by automotive customers combined with DENSO’s expertise will produce high quality products to power the automotive trends of tomorrow.”

“We are pleased to have this win-win collaboration with a leading company such as DENSO. This is an important project for UMC and will expand our relevance and influence in the automotive segment,” said Jason Wang, Co-President of UMC. “With our robust portfolio of advanced specialty technologies and IATF 16949 certified fabs in diversified locations, UMC is well placed to serve demand across auto applications, including advanced driver assistance systems, infotainment, connectivity, and powertrain. We look forward to capitalizing on more cooperation opportunities going forward with top players in the automotive space.”

6. Countermeasures: None

7. Any other matters that need to be specified: None